UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Avis Budget Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	06-0918165
(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

6 Sylvan Way
Parsippany, NJ	07054
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.

Description of Securities

General

The following is a summary of information concerning the common stock of Avis Budget Group, Inc. (previously known as Cendant Corporation), a Delaware corporation (the “Company”), which amends and restates the description of the Company’s common stock contained in the Company’s Registration Statements on Form 8-A dated July 27, 1984 and August 15, 1989.  It does not purport to be a complete statement of the relevant provisions of the Company’s amended and restated certificate of incorporation or amended and restated bylaws, which are incorporated as exhibits hereto.  This summary is entirely qualified by those documents, as filed with the Securities and Exchange Commission, which you must read for complete information on the Company’s common stock.

The amended and restated certificate of incorporation of the Company authorizes the Company to issue 260,000,000 shares, consisting of 250,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

The Board of Directors of the Company (the “Board”) has the authority to increase or decrease from time to time the total number of authorized shares of Common Stock.  However, the Board may not increase the number of authorized shares above a number which would exceed the total number of shares the Company has the authority to issue, or decrease the number of authorized shares below the number of shares then outstanding.  The Board has the authority in its sole discretion to issue authorized but unissued shares of common stock from time to time for any proper corporate purpose.  The Board has the authority to do so without shareholder approval, except as provided by Delaware law or the rules and regulations of the New York Stock Exchange.

Dividends

Subject to the rights of the holders of Preferred Stock, the Company is permitted to pay dividends from time to time on Common Stock out of the assets or funds of the Company legally available for the payment of dividends under Delaware law.

The amount legally available for the payment of dividends on common stock of a corporation under Delaware law is generally limited to (1) the total assets of the corporation less its total liabilities less (2) the aggregate par or stated value of the outstanding shares of its common and preferred stock.  However, if that amount is not greater than zero, the corporation may also pay dividends out of the net profits for the corporation for the fiscal year in which the dividend is declared and/or the preceding fiscal year.  As mentioned above, these restrictions will form the basis for calculating the available dividend amounts for the Company.  These restrictions will also form the basis for calculating the aggregate amount of dividends that the Company as a whole can pay on Common Stock.  Thus, net losses and any dividends and distributions on, or repurchases of, Common Stock may reduce the assets or funds legally available for dividends on Common Stock.

Voting Rights

The holder of each share of Common Stock is entitled to cast one vote on all matters submitted to a vote of stockholders.  Holders of Common Stock do not have cumulative voting rights.  Each share will continue to have one vote following a stock split, stock dividend or similar reclassification.

The Delaware General Corporation Law requires a separate vote of holders of shares of common stock of any series on any amendment to the certificate of incorporation if the amendment would increase or decrease the par value of the shares of such series or alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely.

The affirmative vote of the holders of at least 80% of the voting power of all shares of Common Stock shall be required to alter, amend, adopt any provision inconsistent with, or repeal certain provisions in the Company’s amended and restated certificate of incorporation related to the election of directors, stockholder nomination of directors, newly created directorships and vacancies, stockholder action, by-law amendments or charter amendments, and certain provisions in the Company’s amended and restated bylaws related to annual or special meetings of stockholders or stockholder action.

Further, the affirmative vote of the holders of at least 80% of the voting power of all shares of Common Stock shall be required to approve certain transactions with an interested stockholder or affiliate thereof, unless such transaction meets certain pricing requirements and is approved by a majority of disinterested directors.  This voting requirement is notwithstanding the requirements of any law, agreement with any national securities exchange or otherwise.  An “interested stockholder” is any person that is the beneficial owner of 5% or more of the Common Stock; is an affiliate of the Company and within the last two years was the beneficial owner of 5% or more of the Common Stock; or is an assignee of or successor to shares of Common Stock which were owned by such persons within the last two years.  The Board, by majority vote, has the power and authority to determine whether a person is an “interested stockholder” or an affiliate thereof, the beneficial ownership of such person, and whether any transaction meets the pricing requirements referred to above.

No Stockholder Action by Written Consent; Special Meetings

Any action required or permitted to be taken by the stockholders of the Company must be duly effected at an annual or special meeting of such holders and may not be taken by any consent in writing by such holders. Special meetings of stockholders of the Company may be called only by the Chairman of the Board, the President or the majority of the full Board pursuant to a resolution stating the purpose or purposes of the special meeting.  No business other than that stated in the notice shall be transacted at any special meeting.

Advance Notice for Stockholder Nominations and Proposals of New Business

The Company’s amended and restated bylaws establish an advance notice procedure. This procedure requires stockholders to deliver to the Company notice of any proposal to be presented at an annual meeting of stockholders not less than 60 nor more than 90 days prior to the anniversary of the preceding annual meeting of stockholders, and notice of a candidate to be nominated for election as a director of the Company at an annual meeting of stockholders not less than 90 days prior to such date. However, in both instances, if the date of the meeting is not within 25 days of such anniversary or with respect to director nominations for an election to be held at a special meeting of stockholders, advance notice shall be given not later than 10 days after the actual meeting date is first so announced or notice thereof was mailed, whichever first occurs.

Delaware Anti-Takeover Law

The Company is subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.  The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of Common Stock.

In addition to the approval requirements under Delaware law, the Company’s certificate of incorporation includes additional requirements concerning certain “business combinations” which is defined in the Company’s certificate of incorporation to include any of the following:

•
any merger or consolidation of the Company or any majority-owned subsidiary with (a) any interested stockholder or (b) any other corporation (whether or not itself an interested stockholder) that is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder of any assets of the Company or any majority-owned subsidiary having an aggregate fair market value of $10 million or more;

•
the issuance or transfer by the Company or any majority-owned subsidiary (in one transaction or series of transactions) of any securities of the Company or any majority-owned subsidiary to any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of any interested stockholder or any affiliate of any interested stockholder; or
•
any reclassification of securities (including any reverse stock split) or recapitalization of the Company or any merger or consolidation of the Company with any of its majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity security of the Company or any majority-owned subsidiary that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

Any business combination defined above requires approval by the affirmative vote of at least 80% of the voting power of the then outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class, unless:

•	the business combination is approved by a majority of the disinterested directors; or
•	certain minimum price criteria and procedural requirements are satisfied.

In general, under the Company’s certificate of incorporation, an interested stockholder includes any person who is the beneficial owner of 5% or more of the Company’s voting capital stock or is an affiliate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 5% or more of the Company’s voting capital stock.  In general, a disinterested director means a director that is not affiliated with the interested stockholder and was a member of the board of directors prior to the time that the interested stockholder became an interested stockholder.

Liquidation

Holders of Common Stock are entitled, upon voluntary or involuntary liquidation, dissolution or winding-up of the Company, to receive their proportionate interest in the net assets of the Company, if any, remaining for distribution to stockholders (after payment of or provision for all liabilities, including contingent liabilities, of the Company and payment of the liquidation preference payable to any holders of Preferred Stock).

Neither the merger nor consolidation of the Company with any other entity, nor a sale, transfer or lease of all or any part of the assets of the Company would alone be deemed a liquidation, dissolution or winding-up for these purposes.

Other Rights

The holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions or restrictions on alienability applicable to the Common Stock.

The Company's certificate of incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty by such director as a director.  The foregoing does not eliminate a director’s liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

Listing

The Common Stock is listed on The New York Stock Exchange, Inc. under the ticker symbol “CAR”.

Transfer Agent

The transfer agent for the Common Stock is, Mellon Investor Services LLC.

Item 2. Exhibits.

Exhibit No.	Description

Exhibit 4.1	Amended and Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated September 5, 2006).

Exhibit 4.2	Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated March 27, 2009).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: August 18, 2009

Avis Budget Group, Inc.

By:	/s/ Jean M. Sera
	Name:	Jean M. Sera
	Title:	Senior Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 4.1	Amended and Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated September 5, 2006).

Exhibit 4.2	Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated March 27, 2009).